JRD4256 Enterprises LLC
2927 Avenue D, Katy, Texas 77493

October 31, 2016

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010
Attention: Mr. Justin Dobbie

Re:          JRD4256 Enterprises LLC
Offering Statement on Form 1-A
Filed October 4, 2016
File No. 024-10618

Dear Mr. Dobbie:

Pursuant to Rule 259(a) under the Securities Act of 1933, as amended (the "Act"), JRD4256 Enterprises LLC (the Company") requests the withdrawal of the Company's Offering Statement on Form 1-A, filed on October 4, 2016, file No. 024-10618 (the "Offering Statement"). The filing was filed in error and the documents do not display on EDGAR. The Offering Statement has not been qualified, and no units of the Company's LLC Interests have been sold under the Offering Statement.
If you have any questions with respect to this matter, please e-mail counsel for the Company, Mr. Elton Norman at enorman@normanlawfirm.net. Thank you for your assistance in this matter.

Very truly yours,

By: /s/ Jonathan Louis Johnson
Jonathan Louis Johnson, CEO